ISSUED ON BEHALF OF RELX NV

19 November 2015

Director/PDMR Shareholding

RELX NV announces today that Marike van Lier Lels, a Non-Executive Director, purchased 3,000 RELX NV ordinary shares at a price of €16.24 per share.

As a result of this transaction, Ms van Lier Lels’ interest in the share capital of RELX NV is as follows:

3,000 RELX NV ordinary shares.